111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com

November 27, 2013

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Daniel Greenspan

Re:	National General Holdings Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 18, 2013

File No. 333-190454

Dear Mr. Greenspan:

On behalf of National General Holdings Corp. (the “Company”), we are writing to respond to the comments raised in the Staff’s letter to the Company dated November 15, 2013. In addition, we are writing to respond to certain comments from the Staff that subsequently were conveyed during telephone conversations between the Staff and representatives of the Company that took place on the 18th, 20th and 22nd of November, 2013. The responses below correspond to the captions and numbers of those comments, which together with the subsequent comments conveyed telephonically (which are identified by number and a capital letter) are reproduced below in italics. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Company’s Amendment No. 2 to Registration Statement on Form S-1, as filed October 18, 2013 (the “Registration Statement”).

Atlanta, Austin, Chicago, Dallas, Hong Kong, Houston, London, Los Angeles, New Orleans, New York, Sacramento, San Francisco, Washington DC

Securities and Exchange Commission

November 27, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies

Income Taxes, page 54

1.	We acknowledge your response to previous comment 1. Please tell us more about your equalization reserves intangible asset recorded in the acquisition of your Luxembourg-domiciled reinsurance company in 2012 as disclosed beginning on page F-31 of your most recent filing. In this regard, please tell us what this asset represents and explain to us how it meets either the separability criterion or the contractual-legal criterion as stipulated in ASC 805-20-25-10. In your response, please tell us whether the economic benefit associated with the asset you recorded is solely related to the operation of the Luxembourg tax laws; if so, please tell us how so, if not please tell us how not.

1.A	Please tell us whether the acquisition of the Luxembourg-domiciled reinsurance company should be accounted for as a business combination or an asset acquisition, and reference applicable literature to support your position. In your response, please address the following:

•	If the acquisition is a business combination, why is it appropriate to record the residual value as an intangible asset? If the residual value were recorded as goodwill, please explain how impairment testing for the goodwill would work and how it would differ from the amortization of the intangible asset.

•	If an intangible asset exists, please explain why this would not create a temporary difference that would create additional deferred tax liabilities.

•	If the acquisition is an asset acquisition, what is the asset acquired? Why does the expectation that you could utilize the equalization reserves (when presumably the seller could not) constitute an asset, particularly if the strategy to realize value relies on a post-acquisition intercompany transaction that did not exist on the acquisition date?

•	If there is no asset acquired, why would you not record a charge of $29 million on the date of the acquisition?

Response:

A.	The Acquisition Constitutes a Business Combination

The Company has determined that the acquisition of the Luxembourg reinsurer meets the definition of a business in accordance with the guidance in ASC 805. ASC 805-10-20

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November 27, 2013

defines a business as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. Furthermore, implementation guidance in ASC 820-55-4 specifies input, process and output as three elements of a business.

The following are the characteristics of the Luxembourg reinsurer as they relate to the three elements of a business:

1)	Input – The contractual right obtained to use the equalization reserves is an economic resource. The Company has paid value for this resource to obtain an economic benefit (discussed in 3) below) via a managed reinsurance structure.

2)	Process – The Company utilizes a management company to manage the process of complying with the Luxembourg statutory regulations which are necessary in order for the Company to realize the economic benefit which is discussed below. The management company provides necessary skills and experience following very specific regulations and conventions that must be applied to the Luxembourg reinsurer for the Company to realize the economic benefit for which the Luxembourg reinsurer was acquired. Examples of the regulatory compliance process provided by the management company include the following:

a.	Review reinsurance agreements for compliance with statutory requirements and manage the process of obtaining regulatory approvals.

b.	Manage the process of complying with statutory reporting requirements.

c.	Aid the Company in the strategic management of the Luxembourg reinsurer by informing the Company’s management of the Luxembourg statutory requirements that could impact the Company’s ability to utilize the equalization reserves.

d.	Manage the receipt of premiums and claims payment process.

e.	Manage the business of the Luxembourg reinsurer in accordance with the business plan that was approved by the Luxembourg regulatory authorities prior to and as a condition to the completion of the acquisition. As part of their approval process, the Luxembourg regulatory authorities also approved the reinsurance agreement, which was entered into and became effective at the time of the acquisition.

3)	Output – The Company derives an economic benefit as a result of acquiring a statutory liability at a discount. This economic benefit is derived over a period of three to five years as the acquired equalization reserves are utilized. The managed process of the reinsurance structure enables the Company to reduce the acquired statutory liability though the utilization of the equalization reserves. The equalization

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November 27, 2013

reserves are utilized by ceding losses in excess of premiums from the parent company. In contemplation of the Company’s acquisition of the Luxembourg reinsurer, management assessed the Company’s ability to reinsure sufficient losses, net of premiums, to utilize the equalization reserves. Management also assessed the type of reinsurance structure that would comply with regulatory requirements and meet the objectives of providing the Company with the economic benefit over a certain period of time. The Company’s proposed business plan for the Luxembourg reinsurer and the proposed reinsurance agreement were approved prior to and as a condition to the completion of the acquisition, and the reinsurance agreement was signed by the parties and became effective at the time of the completion of the acquisition.

The integration of the contractual use right and the managed process of the Luxembourg reinsurance operations enable the Company to obtain the desired economic benefit. As a result, the acquisition of the Luxembourg reinsurer was appropriately accounted for as a business combination.

ASC 805-10-55-8 states that determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. In this regard the Company has the ability to use this entity as a Luxembourg reinsurance platform. Furthermore Rule 11-01(d) of Regulation S-X indicates that a presumption exists that a separate entity, e.g., a subsidiary or division, is a business.

In addition, the note to paragraph 2010.2 of the SEC Financial Reporting Manual states, in part, “The staff’s analysis of whether an acquisition constitutes the acquisition of a business, rather than of assets, focuses primarily on whether the nature of the revenue producing activity previously associated with the acquired assets will remain generally the same after the acquisition. New carrying values of assets, or changes in financing, management, operating procedures, or other aspects of the business are not unusual following a business acquisition.” The acquisition of the Luxembourg reinsurer also meets this condition because, at the time of the completion of the acquisition and in connection therewith, the Company entered into new intercompany reinsurance agreements with the Luxembourg reinsurer, thereby continuing the reinsurance business of the Luxembourg reinsurer after the acquisition in a manner similar to how the Luxembourg reinsurer transacted business with its prior owner.

B.	The Residual Value is Properly Recorded as an Intangible Asset

The Company has concluded that the acquired intangible asset meets the legal/contractual criterion to be recognized as a separately identifiable intangible asset. The intangible asset recognized by the Company is a legal right to utilize the equalization reserves in

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November 27, 2013

accordance with the tax laws established by Luxembourg regulatory authorities. The Luxembourg reinsurer is the sole holder of this right which was included in the determination of the acquisition purchase price. Under ASC 805-20-55-2, an intangible asset meets this criterion even if the rights are not transferable or separable from the acquiree or from other rights and obligation of the acquiree. However, in this case it also meets the separability criteria as the Company has the ability to sell this statutory right to another entity in a novation or a loss portfolio transfer transaction. Based on the Company’s experience with these Luxembourg reinsurance structures, the Company believes that 10 or more such transactions are consummated annually and that therefore there is an active market for such structures in the Luxembourg market.

The fair value of the intangible asset represents the value of the purchase price in excess of the other assets and liabilities acquired. The Company believes that the contractual use right is the only intangible asset acquired in the purchase transaction. This contractual use right existed at the acquisition date as the Company had to file for regulatory approval prior to the closing and it was transferred to the Company as a result of its purchase of the Luxembourg reinsurer. Additionally, no goodwill was acquired. Goodwill is defined as an asset representing the future economic benefits arising from other assets acquired in a business combination. Also, the intangible asset does not have the characteristics of goodwill in that it has a finite life. The Company expects the equalization reserves will be fully utilized over a period of three to five years. In contrast, goodwill has an indefinite life as the expected period for which the economic benefits will be derived cannot be determined. Since the primary operation of the Luxembourg reinsurer is the reinsurance of intercompany losses to utilize the equalization reserves, there is no future economic benefit other than the separately identifiable intangible asset, thus no goodwill. Since there is no goodwill, the residual value can be attributable solely to the separately identifiable intangible asset. As such, the Company believes that the residual value of the transaction price (the residual of the purchase price in excess of the assets and liabilities acquired), which transaction price was agreed to by two unrelated parties in an arms’ length transaction, represents the best evidence of fair value of this intangible asset.

Hypothetically, if goodwill was recognized instead of an intangible asset, the accounting would have resulted in an immaterial difference to net income and equity. As previously explained, the fair value of the intangible asset recognized at the acquisition date is equal to the residual of the purchase price in excess of the assets and liabilities acquired. The same measurement would have been applied to goodwill.

The intangible asset is amortized at a rate proportional to the change in utilization reserves and the reduction of the statutory liability. If goodwill was recognized upon acquisition, an impairment charge would be recognized each period based on the reduction of the fair value of the reporting unit when compared to carrying value. The

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November 27, 2013

decrease to the fair value of the reporting unit would be primarily attributable to the reduction in cash (payment for the reinsurance activity) net of the reduction in the statutory liability (30% of the equalization reserves). Both the amortization of the intangible asset and the impairment of goodwill would be proportional to the utilization of the equalization reserves which would result in a charge to earnings that is approximately the same. Other changes in assets and liabilities that may affect the fair value of the reporting unit would be immaterial due to the nature of the Luxembourg reinsurance operations.

C.	The Equalization Reserve Does Not Create a Temporary Difference

As discussed in previous responses, Luxembourg law requires the establishment of equalization reserves. The determination of these reserves is set forth under chapter 3, article 12 of the Grand-Ducal Regulations 5 of December 2007. Each reinsurance company establishes a maximum equalization reserve by applying an actuarially determined multiple against the average annual premiums for each line of business reinsured, with a maximum, or “Ceiling”, of 17.5 times the net average earned premiums of the previous five years. The equalization reserve multiples are approved by the Luxembourg regulator and are valid for a minimum of 5 years. Equalization reserves are recognized on the Luxembourg statutory financial statements at an amount that will not result in less than zero net income. If a Luxembourg reinsurance company maintains sufficient annual premiums, it will not be subject to tax in Luxembourg. The reinsurance company will only pay income tax if it ceases underwriting business such that its 5 year average annual premium are reduced and can no longer support its permitted equalization reserve ceiling. If the reduced equalization reserve ceiling falls below the current carried equalization reserve balances, any excess reserve must be released back to income and will be subject to Luxembourg income tax.

From a Luxembourg statutory accounting standpoint, there is no temporary difference between the statutory carrying value of the reserves and their Luxembourg tax basis. As such, no deferred taxes are carried on the Luxembourg statutory financials. Additionally, from a U.S. GAAP perspective, no temporary difference exists between the U.S. GAAP and U.S. federal income tax treatment of these equalization reserves. U.S. GAAP does not recognize equalization reserves on the balance sheet, nor is a U.S. taxpayer entitled to a deduction on its income tax return for such equalization reserves.

The remaining issue under U.S. GAAP is to account for any temporary differences between the U.S. GAAP and Luxembourg tax treatment of the equalization reserves. ASC 740-10-20 defines a temporary difference as a “difference between the tax basis of an asset or liability…and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled, respectively” (emphasis added by the Company). It

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further recognizes that in some instances, a temporary difference arises which cannot be identified with a particular asset or liability for financial reporting. In those cases, temporary differences should be recognized if they meet two conditions:

1.	Result from events that have been recognized in the financial statements; and

2.	Will result in taxable or deductible amounts in future years based on provisions of the tax law.

ASC 740-10-20 further recognizes that some events recognized in financial statements do not have tax consequences. Certain revenues are exempt from taxation and certain expenses are not deductible. Events that do not have tax consequences do not give rise to temporary differences which require the recognition of deferred tax assets or liabilities.

With regard to the Luxembourg equalization reserves, the first condition appears to be met as the event was recognized in the financial statements and a difference exists between the U.S. GAAP financial statement value of those reserves (zero) and their corresponding Luxembourg tax basis (full statutory carrying value). However, the Company’s position is that the second condition requiring the recognition of a taxable or deductible amount on a future return will not be met.

As discussed above, a reduction in equalization reserves due to a reduction in average premiums leads to taxable income in Luxembourg. However, in instances where intercompany reinsurance agreements result in losses, the equalization reserves are reduced, but no taxable income or loss is generated (the income from equalization reserve reduction is offset by the underwriting loss on the reinsurance contract). The Company has the ability to maintain or utilize the equalization reserves through ongoing reinsurance agreements such that no taxable income will be generated in Luxembourg. This position is further supported by the Business Plan approved by the Luxembourg regulators, including the approved reinsurance agreements, which requires the Company to operate in a manner which will either maintain or utilize the equalization reserves. Accordingly, there is no future taxable event which will give rise to a temporary difference and require the establishment of a deferred tax liability.

While the Company is reasonably certain that it has the ability to maintain and eventually utilize the full amount of equalization reserves in a manner that does not generate taxable income in Luxembourg, the Company is aware that some amount of exposure remains until the equalization reserves are fully utilized. Such events as a change in Luxembourg law or a reduction or elimination of the market for Luxembourg reinsurance companies could alter the probability of the Company not paying Luxembourg income tax. Since the time of the Luxembourg reinsurance company acquisition, the Company does not believe it has met the criteria for derecognition of this statutory liability. Therefore, the Company believes it is appropriate to carry a statutory liability of 30% of the unutilized

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equalization reserve balance. This balance will be carried until future events allow for full utilization of the equalization reserves, the Luxembourg reinsurance company is sold to a third party, or the statutory liability is paid. While the Company has historically classified this liability as a deferred tax liability, after further review and internal discussion, the Company now believes that it is more appropriate to change the designation to an Other Liability in the Registration Statement. The Company proposes to add the following language to the Other Liabilities footnote: “The statutory liability resulted from the Company’s acquisition of a Luxembourg reinsurer. This liability is based on approximately 30% of statutory equalization reserves acquired and is adjusted each period based on actual utilization and reduction of statutory equalization reserves via intercompany reinsurance agreements. Any payment to Luxembourg authorities is dependent upon the Company’s ability to maintain or fully utilize these statutory equalization reserves or sell the Luxembourg reinsurance company. As of December 31, 2012, the Company had $113.4 million of unutilized statutory equalization reserves and accordingly reflected a statutory liability of $34.0 million in Other Liabilities in the accompanying consolidated balance sheet.”

D.	Change in Statutory Liability is Properly Recognized in G&A

As discussed in the previous response, the reduction of equalization reserves does not result in a taxable event in either Luxembourg or the U.S. While the Company has categorized the statutory liability as a deferred tax liability to date, the reduction of this liability has gone through G&A to appropriately reflect the lack of an associated tax payment. As discussed in C. above, the Company believes it is not appropriate under ASC 740 to continue to treat this as a deferred tax liability. If the Company were required to categorize the statutory liability as a deferred tax liability and record any corresponding reduction through deferred tax benefit, the Company believes this would create a distortive and potentially misleading effective tax rate disclosure. When a deferred tax liability is reduced, the associated benefit is recognized in the tax provision in the same period that benefit is taken on the Company’s tax return. In the case of the Company’s Luxembourg reinsurer, any reduction in the deferred tax liability is not taken as a benefit in any tax return (see earlier discussion regarding the mechanics of reducing the equalization reserves through inter-company reinsurance). Because of this fact, recording the benefit through the tax provision artificially lowers the Company’s recorded tax expense and creates a disconnect between the GAAP tax provision and what appears on the Company’s tax returns. This disconnect requires the Company to treat the deferred tax benefit as a permanent item in the same year in order to reconcile the Company’s book tax rate to the filed tax returns. This treatment would artificially lower our effective tax rate by a significant amount and not properly reflect the taxes incurred on the Company’s filed tax returns. For the year ended December 31, 2012, the effect of recording this item in our tax provision would cause the Company to disclose an effective tax rate of 27.81% as compared to the Company’s actual effective tax rate of 33.97%, a change of 6.17%, when in reality there was no change in the Company’s effective tax rate. The Company believes that the distortive effect on the Company’s effective tax rate would be potentially misleading to investors and further supports the Company’s position that the potential liability is not a deferred tax liability in the commonly accepted sense. Accordingly, categorizing this

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item as an Other Liability and recording any reduction in the liability through general and administrative expenses is the most appropriate treatment.

E.	No Deferred Tax Liability Should be Recorded for the Intangible Asset

As discussed above, a deferred tax liability exists when there is a temporary difference between what is recorded for US GAAP compared to the local tax basis of assets and liabilities. Specific to the question at hand, the intangible asset that is recorded for US GAAP, related to the contractual right for the use of the equalization reserves, is not recognized under Luxembourg GAAP or Luxembourg statutory tax regulations. Since the intangible would never be recognized under Luxembourg GAAP or Luxembourg statutory tax regulations, nor will the amortization of this intangible result in a deduction on the U.S. or Luxembourg returns filed by the Company, it is treated as a permanent item and would not give rise to a deferred item on the US GAAP financial statements. As such, it would not be appropriate to record a deferred tax liability related to the intangible asset.

Financial Statements

Notes to Consolidated Financial Statements

Note 2: Accounting Policies

(f) Ceding Commission Revenue, page F-8

2.	We acknowledge your response to previous comment 2. Please demonstrate to us how your reinsurance ceded qualifies for reinsurance accounting and clarify for us how you account for this reinsurance. In your response please:

•	Confirm that you have no material reinsurance arrangements other than the quota share arrangements where you historically ceded 50% of your gross premiums written and related losses.

•	Tell us how your reinsurance arrangements transfer insurance risk under both of the criteria in ASC 944-20-15-41. Specifically tell us how the varying ceding commission rates impact the assumption of significant insurance risk by your reinsurers given that it is implicit in the assumption of significant insurance risk that both the amount and timing of the reinsurer’s payment depend on and directly vary with the amount and timing of claims settled under the reinsured contracts.

•	Tell us where you classify the receipt of ceding commissions on your balance sheet.

Securities and Exchange Commission

November 27, 2013

Response:

The Company confirms that it has no material reinsurance arrangements other than (i) the Personal Lines Quota Share under which it historically ceded 50% of P&C gross premium written and related losses, and (ii) the state run insurance facilities—the North Carolina Reinsurance Facility (“NCRF”) and the Michigan Catastrophic Claims Association (“MCCA”), as described in the Amended Registration Statement.

The Company believes the Personal Lines Quota Share transfers risk under both the criteria in ASC 944-20-15-41: (i) the assumption of significant insurance risk and (ii) the reasonable possibility of the realization of significant loss by the reinsurer. The limited varying ceding commission does not impact either of these conditions being satisfied.

First, at the inception of the Personal Lines Quota Share, an actuarial analysis was performed to validate that the reinsurer assumes significant insurance risk under the reinsured portions of the underlying insurance contract net of the limited varying ceding commission provision. This analysis simulates actual gross loss results (2000 iterations) under various loss distribution assumptions, applies them to the reinsurance provisions and shows the gain/loss to the reinsurer for each. The actuarial recommendation from this analysis is that it supported transfer of risk.

Second, both the amount and timing of the reinsurer payments do directly vary with the amount and timing of claims. Any net payments owed by the reinsurer are made on a quarterly basis. The actuarial analysis referenced above supports the conclusion that it is more than reasonably possible that the reinsurer may realize a significant loss from the transaction. Net of the ceding commission, the reinsurer loses dollar for dollar on all losses above the provisional loss ratio plus the two point ceding commission adjustment.

The Company also notes that the Personal Lines Quota Share was subject to review by the state insurance departments in each of North Carolina, Michigan and Missouri, and each such insurance department has accepted the accounting for this agreement as a reinsurance agreement.

The ceding commission is netted against reinsurance premiums payable on the balance sheet because the settlement is handled on a net basis.

2.A.	Please tell us why the balance of the ceding commission (net of amounts allocable to acquisition costs) should not be treated as a reduction of premiums ceded and therefore reflected as an increase in net premiums written?

Securities and Exchange Commission

November 27, 2013

Response:

As previously noted, the ceding commission income provides for the reimbursement of both acquisition related costs and other operating costs associated with the ceded premium. In regard to the portion of ceding commissions which reflects the reimbursement for acquisition and other underwriting costs, the Company will revise the financial statements contained in Registration Statement to reclass those amounts as a reduction of gross acquisition and other underwriting costs as required by ASC 944-30-35-64.

The Company believes that the remaining portion of ceding commission income, which primarily reflects the reimbursement for other operating costs, should not be reflected in the earned premiums in the statement of operations. Indeed, as discussed in more detail below, the Proposed Accounting Standards Update Topic 834 Insurance Contracts (PASU 834) acknowledges that “In existing U.S. GAAP, an entity typically reduces deferred acquisition costs (asset) for the ceding commissions, to the extent that the commissions represent reimbursement of acquisition costs. However, overrides for expenses, which may be separate or a portion of the ceding commission, are reported against the operating expenses…” PASU 834 ultimately proposes a different approach, stating in relevant part, “A cedant shall recognize ceding commissions and other fees expected to be received from the reinsurer that are not contingent on claims and benefits experience as a reduction of the premium ceded to the reinsurer.” (834-10-30-33).

The Company respectfully notes that PASU 834 is in early proposal stage and has received several negative responses from investors, state regulators and industry participants. Based on the responses received, the Company believes that the general consensus is that in its current state, PASU 834 fails to meet the standards and objectives as set forth by the FASB. Below are excerpts from some of the responses received by the FASB for PASU 834 relating to the classification of ceding commissions and presentation of premium revenue:

•	Reinsurance Association of America (“RAA”) is a national trade association representing reinsurance companies doing business in the United States focused primarily on the property and casualty sector. In its response dated October 25, 2013, RAA commented “ceding commissions should not be netted against ceded premiums and the liability for remaining coverage. We believe that a gross presentation allows for greater transparency of the underlying cash flows between the cedent and its reinsurers. The proposed approach would yield drastically different premium amounts and thus different operating ratios for otherwise identical cedents that have different reinsurance utilization rates. The proposed ED approach also creates additional complexity because the

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amounts netted on the balance sheet must be reported separately in the statement of comprehensive income and in the disclosures.”

•	Allied World Assurance Company notes in its response letter dated October 24, 2013, “It would appear that the conceptual basis for estimated returnable amounts is why the Proposed ASU has a provision that states that the ceding commission paid or received on assumed or ceded reinsurance, respectively, would be shown net of the premiums received or paid since regardless of an insured event the commissions will be paid or received. We believe treating commissions on assumed and ceded reinsurance differently than commissions on direct insurance (i.e., a reduction of revenue versus an expense) will make a comparison between our direct insurance segments and our reinsurance segment less meaningful.”

•	Liberty Mutual Group in its response dated October 25, 2013 stated “Even more troubling is that the proposed guidance is not consistent with how we manage and monitor our business. Therefore we question how the proposed model would provide investors with more useful information for decision making.”

•	Liberty Mutual Group further elaborated their views on reinsurance agreements similar to the Company’s and stated “As a servicing carrier for various state workers compensation involuntary market pools, we write insurance contracts on a direct basis and then cede 100% of the business to the various state pools. Under current accounting, our net premiums are $0 as we have no underwriting exposure. Under the proposed guidance, we would end up with net earned premium in relation to the related expenses even though we have no underwriting exposure. So, at the very least, there should be an exception for any 100% fronting arrangements. Another example is a 50/50 quota share, where two different companies, though sharing the same risks, would have completely different income statement results with two different combined ratios. We do not understand how this provides the comparability that the FASB seeks in the proposed guidance.”

•

Ernst & Young in its publication To the Point dated June 27, 2013 stated, “The proposal could significantly change key performance indicators such as net loss and expense ratios for entities with significant reinsurance programs.”

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November 27, 2013

The Company shares all of the above views and has prepared the attached Exhibit A to illustrate the points conveyed. Under the current U.S. GAAP, the calculation of the key metrics for property & casualty insurance companies such as earned premiums, loss ratio and combined ratio produces comparable results for a direct underwriter with no reinsurance and for a direct underwriter with significant reinsurance contracts. Under PASU 834, the calculation of these key metrics produces different results for the same two companies and makes it very difficult to compare results. More importantly, the Staff’s view that National General Holdings Corp. should change its presentation in the Registration Statement seems premature as the rest of the industry has not yet adopted PASU 834. If the Company adopted PASU 834, it and its reinsurance partners will show different earned premiums and combined ratios for the same book of business. This will also make comparison between peer companies more difficult and less transparent for the investing community.

Even though the U.S. GAAP is silent about the treatment of ceding commission income, which primarily reflects the reimbursement for other operating costs, current industry practice is to net this amount against general and administrative expenses. This particular industry treatment was discussed in Basis for Conclusion section of PASU 834, which states “…In existing U.S. GAAP, an entity typically reduces deferred acquisition costs (asset) for the ceding commissions, to the extent that the commissions represent reimbursement of acquisition costs. However, overrides for expenses, which may be separate or a portion of the ceding commission, are reported against the operating expenses…” (BC231).

Based on this analysis, the Company believes the ceding commission income, to the extent it reflects the reimbursement for other operating costs, should be netted against general and administrative expenses. Alternatively, the Company will not be opposed to reflecting this portion of the ceding commission income in revenues, but separate and apart from earned premiums.

Note 10: Income Taxes, page F-38

3.	We acknowledge your response to comment 3. Please help us to understand the timing of the commutation from Motors Insurance Company to GMAC Insurance Holdings, Inc. and the impact on your acquisition accounting. In this regard please address the following:

•	If the commutation occurred immediately prior to your acquisition of GMAC Insurance Holdings, Inc. as you indicate in the second paragraph of your most recent response, please clarify why you are entitled to a tax deduction for the acquisition costs associated with the business commuted. In this regard it appears that the business was commuted prior to your business combination and acquisition costs

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reinstated on the balance sheet of GMAC Insurance Holdings, Inc. should have been taken as a tax deduction in its financial statements prior to your acquisition and included in the consolidated tax return of its then parent, General Motors Acceptance Corporation.

•	To the extent that the commutation occurred prior to your business combination and there is some mechanism under tax laws to permit you to take a deduction, please tell us why that deduction is not indicative of an asset (i.e., an income tax recoverable or conversely a reduction to an income tax payable) acquired in the business combination recognized at fair value in accordance with ASC 805-20-25-1.

•	If the commutation occurred after your business combination, please tell us why you do not reflect DAC on your books.

The Company has previously explained the basis for its accounting in this matter. However, were the Company to establish a deferred tax asset at the acquisition date, this accounting change would not have any impact on net income, equity or retained earnings for the period from March 1, 2010 (Inception) to December 31, 2010. Notwithstanding the foregoing, the Company has determined to include only two years of audited financial statements in the Registration Statement, as permitted by Section 102(b)(1) the Jumpstart Our Business Startups Act, and therefore proposes to revise the Registration Statement in its next filing to remove the 2010 financial statements and related information contained therein.

3.A.	Please tell us the amount of the amount of the tax expense and related bargain purchase gain recorded in connection with the business commuted immediately prior to the acquisition.

Response:

If the Company were to establish a deferred tax asset at the acquisition date (March 1, 2010), the effect would be that the consolidated statements of income would reflect an increase in bargain purchase gain and an increase in provision for income taxes in the amount of $18.3 million during the period from March 1, 2010 (Inception) to December 31, 2010. This adjustment will not have any impact on net income or on the retained earnings as of and for the period ended December 31, 2010.

3.B.	Please provide us with your analysis as to whether recording additional tax expense and bargain purchase gain would be material to your financial statements in regards to the statements of income and to trends.

Securities and Exchange Commission

November 27, 2013

Response:

With respect to the statements of income, this change has no impact on net income. On a qualitative basis, the Company evaluates its operations by monitoring key measures of growth and profitability, including net loss ratio and net combined ratio. The Company believes that net income and earnings per share are also important metrics for its investors. The reclassification adjustment noted above has no impact on any of these key ratios or metrics.

3.C.	Please tell us who has relied on your 2010 financial statements and for what purpose, including but not limited to any trading on the FBR Plus System.

Response:

The 2010 financial statements were included in the private offering memorandum used in the Company’s private offering of common stock that was completed in June, 2013. That private offering memorandum is available to investors who purchase the Company’s stock in the FBR Plus system. As a general matter, the Company believes that its more recent financial statements are of greater relevance to investors than its financial statements covering the first ten months of its operations in 2010. However, to the extent that persons have relied on the 2010 financial statements, the Company believes they have relied on the metrics referenced above that are customarily important to investors in insurance companies. The reclassification adjustment noted above has no impact on any of these key ratios or metrics.

*   *   *   *   *

Supplementally, the Company hereby updates its response in its letter dated September 24, 2013 to the Staff’s comment number 66 in the Staff’s comment letter dated September 3, 2013, as follows. On November 8, 2013, the Company issued a total of 31,800 shares of common stock under its 2013 Equity Incentive Plan to certain employees, and recorded compensation expense in the amount of $405,450. The compensation expense is based on a stock price of $12.75 per share, which is the price per share at which the common stock had last traded in the FBR Plus System prior to the issuance.

*   *   *   *   *

Securities and Exchange Commission

November 27, 2013

Should you have any questions pertaining to this filing, please call the undersigned at (312) 443-1773.

Sincerely,

LOCKE LORD LLP

/s/ J. Brett Pritchard

J. Brett Pritchard

cc: Jeffrey Weissmann, Esq.

Securities and Exchange Commission

November 27, 2013

Exhibit A

Comparison of Current GAAP vs. Proposed ASU

	Current GAAP - No Reinsurance	Current GAAP - 50% Reinsurance	Proposed GAAP - No Reinsurance	Proposed GAAP - 50% Reinsurance
Gross Premium	$5,000	$5,000	$5,000	$5,000
Ceded Premium - 50%		$2,500	$—	$2,500
Ceding Commission			$—	$375

Net	$5,000	$2,500	$5,000	$2,875

Gross Losses	$3,250	$3,250	$3,250	$3,250
Ceded Losses -50%		$1,625		$1,625

Net losses	$3,250	$1,625	$3,250	$1,625

Gross Commission	$750	$750	$750	$750
Ceding Commission		$375	$—	$—

Net commission	$750	$375	$750	$750

Pre-tax income	$1,000	$500	$1,000	$500

Gross Loss Ratio	65%	65%	65%	60%
Net Loss Ratio	65%	65%	65%	57%

Gross Expense ratio	15%	15%	15%	14%
Net Expense ratio	15%	15%	15%	26%

Gross Combined Ratio	80%	80%	80%	74%
Net Combined Ratio	80%	80%	80%	83%